Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

BEFORE THE PUBLIC UTILITIES COMMISSION OF THE STATE OF MINNESOTA

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Case No.
)
AT&T CORP., on behalf of AT&T	)
Communications of the Midwest, Inc., and TCG	)
Minnesota, Inc., for Approval, to the Extent	)
Necessary, of Agreement and Plan of Merger	)
)

JOINT APPLICATION OF SBC COMMUNICATIONS INC. AND

AT&T CORP., ON BEHALF OF AT&T COMMUNICATIONS OF THE MIDWEST, INC., AND TCG MINNESOTA, INC., FOR APPROVAL, TO THE EXTENT NECESSARY, OF AGREEMENT AND

PLAN OF MERGER

February 28, 2005

DISCLOSURE NOTICE

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.  Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Notice Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties.  Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry.  Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger:  (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

BEFORE THE PUBLIC UTILITIES COMMISSION OF THE STATE OF MINNESOTA

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Case No.
)
AT&T CORP., on behalf of AT&T	)
Communications of the Midwest, Inc., and TCG	)
Minnesota, Inc., for Approval, to the Extent	)
Necessary, of Agreement and Plan of Merger	)
)

JOINT APPLICATION OF SBC COMMUNICATIONS INC. AND

AT&T CORP., ON BEHALF OF AT&T COMMUNICATIONS OF THE MIDWEST, INC., AND TCG MINNESOTA, INC., FOR APPROVAL, TO THE EXTENT NECESSARY, OF AGREEMENT AND

PLAN OF MERGER(1)

1.                                       SBC Communications Inc. (“SBC”) and AT&T Corp. (“AT&T”), on behalf of the AT&T subsidiaries certificated to provide telecommunications services in the State of Minnesota (collectively, “Joint Applicants”), hereby request Commission approval, to the extent necessary under Minn. Stat. § 237.23 and/or Minn. Stat. § 237.74,(2) of the Agreement and Plan of Merger (“Merger Agreement”) jointly entered into by SBC and AT&T on January 30, 2005 (Exhibit A hereto).(3)

(1)                                  Pursuant to Minn. R. 7829.1300, subpart 1, Joint Applicants have attached to this filing as Exhibit F a separate one-paragraph summary of the filing.

(2)                                  As discussed below, it is unclear whether approval is required under section 237.23 and/or section 237.74 or neither.  If approval is required, the standard for granting approval appears to be the same under both provisions:  the Joint Applicants must demonstrate that the present or future public convenience and necessity require or will require the acquisition.  See § 237.74 subd. 12; Joint Petition of WorldCom, Inc. and MCI Communications Corp. for Approval of the Acquisition of All the Outstanding Shares of Stock of MCI by WorldCom, 1998 Minn. PUC LEXIS 51, at *1 (Minn. Pub. Serv. Comm’n Apr. 9, 1998).

(3)                                  As further explained below, the proposed merger is at the holding company level; it entails no change in the direct ownership of any subsidiary of SBC or AT&T.

INTRODUCTION

2.                                       SBC is a Delaware Corporation with its principal place of business in San Antonio, Texas.  SBC is the holding company parent of SBC Long Distance, Inc. f/k/a Southwestern Bell Communications Services, Inc. (“SBC Long Distance”), to which the Commission has granted authority to provide long distance services and conditional authority to operate as a facilities-based and resale provider in Minnesota; SBC Telecom, Inc. (“SBC Telecom”), which the Commission has authorized to provide facilities-based and resold competitive local and interexchange telecommunications services in Minnesota; and SNET America, Inc. d/b/a SBC Long Distance East (“SNET LD”), which the Commission has authorized to provide resold long distance and directory assistance services in Minnesota.  There will be no change in the assets, ownership, or control of any of these SBC subsidiaries as a consequence of the merger.(4)  SBC itself does not directly provide any services, in Minnesota or elsewhere.

3.                                       AT&T is a New York Corporation with its principal place of business in Bedminster, New Jersey.  AT&T is the holding company parent of AT&T Communications of the Midwest, Inc. (“AT&T Midwest”) and TCG Minnesota, Inc. (“TCG Minnesota”), which are authorized to provide competitive interexchange services and competitive local exchange services in Minnesota.  There will be no change in the assets or ownership of AT&T Midwest or TCG Minnesota, or any other AT&T-controlled entity certificated by the Commission, as a result of the merger.  Rather, consummation of the merger will effect an indirect change in the control of these certificated AT&T subsidiaries, as SBC will become the corporate parent of AT&T.

(4)                                  On December 16, 2004, in Docket No. P5860,P5520/PA-04-1404, this Commission issued a favorable decision on the joint application of SBC Long Distance and SBC Telecom for an order approving a proposed corporate reorganization of those two entities.  The merger of SBC and AT&T will not affect that consolidation.

Neither SBC Long Distance, SBC Telecom, SNET LD, AT&T Midwest nor TCG Minnesota is an incumbent local exchange carrier, as that term is defined in the federal Communications Act of 1934, as amended.

4.                                       The combination of the national and international operations of SBC and AT&T responds to profound technological and marketplace changes by bringing together two U.S. companies with complementary strengths so that they may serve their customers better.  Together, SBC and AT&T will be poised to deliver better, innovative products and services to consumers and business customers and to accelerate the deployment of advanced, next-generation Internet Protocol (“IP”) networks and services, to a greater extent than either company could on a stand-alone basis.  The combined organization will be a more innovative and financially stronger company and, thus, better able to meet the needs of all its customers.

Significant Public Interest Benefits Will Flow From the Merger

5.                                       Significant public interest benefits will flow to both residential and business customers by combining two companies with complementary strengths.  SBC brings to the merger its financial strength and a range of voice, data, broadband, and related services that it provides to residential, business, and wholesale customers, primarily on a local and regional basis.  AT&T brings a global presence in more than 50 countries, national and global IP-based networks, a portfolio of data and IP services, hosting, security and professional services, technology leadership through AT&T Laboratories (“AT&T Labs”), skilled networking capabilities, and a base of government and large business customers.

6.                                       The merger will result in increased innovation and prompt the development of services that would otherwise not exist.  The merger will increase incentives for investment in innovation and facilitate a wider and swifter diffusion of the innovation that emerges from

AT&T Labs, which is one of the world’s leading corporate research and development organizations.  As a result, residential and small business customers should ultimately enjoy capabilities that once were available predominantly to the largest business and government customers.

7.                                       The merged organization will offer a broader array of services to a broader spectrum of customers than either company would on its own.  As a result of the combination of the SBC and AT&T networks, transport will be more efficient, reliability will increase, and the quality of service should be higher.

8.                                       This transaction will benefit customers throughout the country and internationally.  The merger will create a vigorous U.S.-based carrier with global reach by combining AT&T’s network that spans 50 countries and AT&T Labs’ technological innovation with SBC’s financial strength and local exchange, broadband, and wireless solutions.

Response to Technological and Marketplace Changes

9.                                       The Telecommunications Act of 1996 removed barriers to competitive entry in local exchange and long distance services.  No longer are providers restricted to specific lines of business or geographic territories, and the result has been lower prices, expanded output, and a wide diversity of suppliers of a multitude of products and services.

10.                                 At the same time, the industry has experienced unprecedented innovation.  New technologies have advanced rapidly to challenge and displace traditional communications services.  Wireline and wireless networks are more robust and faster, and have greater bandwidth at all levels than they had just a few years ago.  The growth of national wireless networks and the development of new wireless technologies have provided alternatives for consumers of voice and data services.  The shift from dial-up to broadband Internet access – first via cable modems, then through massive investment in DSL – has unleashed a dramatic expansion of the content and service available to tens of millions of Americans.  The widespread adoption of broadband connections to the Internet has led to voice over Internet Protocol (“VoIP”).  Cable operators and others are rapidly exploiting this technology to compete more aggressively for voice services, including in packages with video and high-speed Internet access.  Comcast, for example, has committed to make VoIP available to more than 21 million customers by 2006.(5)

11.                                 These developments underscore why the merger of SBC and AT&T provides such an ideal opportunity at this juncture, when intermodal competitors (wireless and cable in particular) are challenging the traditional networks.  The existence of separate local and long distance companies no longer benefits consumers.  But neither SBC nor AT&T, standing alone, has the assets and expertise necessary to assemble a true nationwide end-to-end broadband network that is capable of serving all segments of the communications market.

12.                                 Indeed, the continuing entry of new competitors and the introduction of new technologies have pushed carriers to accelerate investment in their networks, not only to support the voice and data services of the 1990s, but also to introduce and deploy widely the full suite of IP-platform voice, data, and video services of the packetized age.

13.                                 A decade of technological changes also has led to financial reverses and a shakeout in the industry.  Business failures, retrenchments, and product shifts have led to the elimination of hundreds of thousands of jobs, and the loss of more than $2 trillion in market value.  And since the dot-com and tech meltdowns, the capital markets have recognized the increased business risks inherent in the communications industry, which has constrained access to capital while increasing its costs.

(5)                                  Press Release, Comcast Investor Relations (Jan. 10, 2005), available at http://www.cmcsk.com/phoenix.zhtml?c=118591&p=irol-newsArticle&ID=660894&highlight=.

14.                                 This transaction responds to these developments by bringing together SBC and AT&T to create a more competitive and more enduring global competitor than either company would be alone.  The combined organization will be capable of delivering the advanced network technologies necessary to offer integrated, innovative, high-quality and competitively priced communications and information services to meet the evolving needs of customers worldwide.

Competition Will Not Be Impaired

15.                                 In addition to the merger’s affirmative public interest benefits, it will not reduce competition.  In the current IP world, voice and data services are both merely the transmission of bits over the same network.  These IP-based services are rapidly becoming available to mass market and business customers.  Likewise, with wireless communications becoming increasingly widespread, assessment of the effect of the merger on competition cannot ignore the very substantial and growing substitution of wireless for wireline service by both consumers and businesses.  In 2005, for the first time, there will be more wireless than wireline connections in the United States.(6)  Substitution of wireless minutes for wireline usage has been growing rapidly, and an increasing number of consumers are pulling their second lines or even completely “cutting the cord.”  The introduction of 3G wireless services will intensify this trend.  In an environment where wireline carriers compete with cable operators, other VoIP providers, wireless carriers and others, this transaction will not reduce competition.  Rather, by pairing the complementary strengths of the two companies, it will enhance competition and benefit all types of customers.

16.                                 That it also true of the wireline segment of the market itself.  The operations of the two companies are largely complementary – AT&T is focused on national and global

(6)                                  Frost & Sullivan, “U.S. Communication Services Market Overview and Future Outlook,” at 89 (2004).

enterprise customers with sophisticated needs, while SBC focuses on residential consumers and smaller and regional businesses whose operations are primarily inside SBC’s 13-state region.  Moreover, in each segment in which the companies compete, there are numerous other competitors and no likelihood of anti-competitive effects.

17.                                 The merger will not diminish competition for mass market customers.  Well before the Merger Agreement, AT&T made a unilateral decision to discontinue actively marketing local and long distance service to residential and small business customers.  As evidenced by AT&T’s pre-merger activities, it is clear that AT&T’s decision is irreversible.

18.                                 Not only will AT&T no longer be an active competitor for mass market customers, but increasingly the competition for such customers is coming from cable operators offering VoIP and other IP-based services, other VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs.  For all these reasons, the merger will have no adverse effect on mass market competition.

19.                                 Nor will the merger have an adverse effect on the highly competitive business segments of the market.  These segments of the communications industry have long been vigorously competitive, with numerous competitors and sophisticated customers.  Order, In re Motion of AT&T Corp. To Be Reclassified as a Non-Dominant Carrier, 11 FCC Rcd. 3271, 3306, ¶ 65, 3308 ¶ 71 (1995).  The services provided are often differentiated from one customer to the next; and many competitors with different strategies and competitive strengths are competing for these customers.

No Effect on Commission Jurisdiction

20.                                 As a result of the merger, AT&T will become a wholly-owned first tier subsidiary of SBC.  The merger will be transparent and seamless for the customers of the operating subsidiaries of AT&T in Minnesota.  The Commission will retain the same regulatory authority that it possesses today over the AT&T subsidiaries that are certificated by this Commission and subject to its regulatory authority.

*      *      *

21.                                 In sum, the merger of SBC and AT&T is in the public interest.  The merger will permit the Joint Applicants’ operating subsidiaries to continue providing existing services at just and reasonable rates, will augment competitive markets nationwide, and will not adversely affect this Commission’s authority to regulate the AT&T (or SBC) operating subsidiaries subject to the Commission’s jurisdiction.  The merger will enhance the abilities of those operating subsidiaries to offer a broad array of existing and emerging telecommunications and information services by bringing together two industry leaders with complementary strengths and by capitalizing on the synergies related to the companies’ shared values of customer service, innovation, and reliability.

22.                                 The Joint Applicants respectfully submit that the public interest will be served if the proposed merger is permitted to be consummated quickly.  The Joint Applicants offer the following additional information in support of this Application:

I.                                         THE PARTIES

A.                                    SBC Communications Inc. (“SBC”)

23.                                 SBC Communications Inc. is a Delaware corporation with headquarters at 175 East Houston, San Antonio, Texas 78205-2233.  SBC is a voice, data, and Internet services provider for residential, business, and government customers, mostly in a 13-state region that does not include Minnesota.  Through its subsidiaries, SBC serves 52.4 million access lines and has 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers.  Through alliances with GSM-based providers, Cingular offers coverage in 170 countries worldwide.  SBC is also making a $4 billion investment to bring next-generation IP-based services to 18 million households within 3 years. More comprehensive information concerning SBC’s financial status, operations, management, and services is set forth in SBC’s most recent annual report, attached as Exhibit B.(7)

B.                                    AT&T Corp. (“AT&T”)

24.                                 AT&T is a New York holding corporation with headquarters at One AT&T Way Bedminster, New Jersey 07921.  AT&T provides domestic and international voice and data communications services to residential, business, and government customers in the United States and around the world.  AT&T operates sophisticated global communications networks that support IP as well as other data and voice traffic.  AT&T’s network operations are supported by AT&T Labs, a world-leading source of research and development.  Information concerning AT&T’s financial status, operations, management, and services is set forth in AT&T’s most recent annual report, attached as Exhibit C.

(7)                                  SBC wholly owns three subsidiaries that offer CLEC and/or IXC services in Minnesota, but that are not involved in the proposed merger transaction.  The first, SBC Long Distance, is a Delaware corporation headquartered at 5850 W. Las Positas Boulevard, Pleasanton, CA 94588.  Pursuant to a Commission Order entered August 13, 1997, in Docket No. P-5520/NA-97-776, SBC Long Distance is authorized to provide competitive telecommunications services as an Interexchange Toll Reseller.  In addition, pursuant to a Commission Order entered May 11, 2004, in Docket No. P-5520/NA-04-296, SBC Long Distance was granted conditional authority to provide resold and facilities-based competitive local exchange telecommunications services, subject to filing and obtaining approval of its tariffs, interconnection agreement and 911 plan.  By Commission Order dated December 16, 2004, a proposed transfer of the tariffs, interconnection agreement and 911 plan of SBC Telecom to SBC Long Distance was approved by the Commission on a conditional basis, subject to certain filing and transfer requirements being carried out by the companies.  The second subsidiary, SBC Telecom is a Delaware corporation headquartered at 1010 N. St. Mary’s Street, Room 14-J, San Antonio, TX 78215.  Pursuant to a Commission Order entered April 18, 2000, in Docket No. P-5860/NA-99-1796, SBC Telecom is authorized to provide resold and facilities-based competitive local exchange services and interexchange services in the State of Minnesota.  The third subsidiary, SNET LD, is a Connecticut corporation headquartered at 310 Orange Street, New Haven, CT 06510.  Pursuant to a Commission Order entered September 27, 1995, in Docket P-5209/NA-95-958, SNET LD is authorized to provide resold long distance and directory assistance services.

C.                                    AT&T Subsidiaries

25.                                 AT&T Midwest is an Iowa corporation headquartered at One AT&T Way, Bedminster, NJ 07921.  TCG Minnesota is a Delaware corporation headquartered at One AT&T Way, Bedminster, NJ 07921.  AT&T Midwest and TCG Minnesota are authorized to provide resold and facilities-based competitive local exchange/competitive local exchange services and competitive interexchange services in Minnesota.  TCG Minnesota’s local and interexchange authority is pursuant to certification granted by this Commission in Docket P-5496/NA-97-508 on July 31, 1997.  AT&T Midwest’s local authority is pursuant to certification granted by this Commission in Docket No. P-442/NA-96-211 on July 15, 1996.  Its interexchange authority was granted in Docket No. P-442/M-83-640 on December 29, 1983.

D.                                    Designated Contacts

SBC Contacts

1.                                       James D. Ellis

Wayne Watts

Paul Mancini

Joseph E. Cosgrove, Jr.

Danny A. Hoek

Adam McKinney

SBC Communications Inc.

175 E. Houston Street

San Antonio, TX  78205

(210) 351-5059

2.                                       Theodore A. Livingston

Dennis G. Friedman

Kara K. Gibney

Mayer, Brown, Rowe & Maw LLP

190 South LaSalle Street

Chicago, IL  60603

(312) 782-0600

3.                                       William E. Flynn

Meghan M. Elliott

LINDQUIST & VENNUM P.L.L.P.

4200 IDS Center

Minneapolis, MN  55402

(612) 371-3926

AT&T Contacts

1.                                       Thomas C. Pelto

AT&T

1875 Lawrence Street, Suite 1500

Denver, CO  80202

(303) 298-6009

2.                                       Mary B. Tribby

Holland & Hart LLP

555 17th Street, Suite 3200

Denver, CO  80202

(303) 295-8461

II.                                     DESCRIPTION OF THE PLANNED TRANSACTION

26.                                 On January 30, 2005, SBC and AT&T entered into an Agreement and Plan of Merger (“Merger Agreement”) (Exhibit A hereto).

27.                                 The Merger Agreement provides for a business combination (“merger”) of SBC and AT&T pursuant to which SBC will acquire 100% of the ownership and control of AT&T and AT&T will be merged into a wholly owned subsidiary of SBC.  The SBC subsidiary is a newly formed entity, created for the specific purpose of this transaction, named Tau Merger Sub Corporation (“Tau”).  AT&T will be the surviving entity of the merger with Tau for all legal purposes and the combined entity will retain the name AT&T Corp.

28.                                 In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

29.                                 The merger will not impede the Commission’s ability to regulate and effectively audit the intrastate operations of SBC Long Distance, SBC Telecom, SNET LD, AT&T Midwest TCG Minnesota or other entities (if any) certificated by this Commission that are under the direct or indirect control of AT&T or SBC.  Upon consummation of the merger, those entities will continue to hold all of the state certificates that they currently hold.  There will be no transfer of assets of those certificated entities in connection with the merger.

III.                                 REQUEST FOR DETERMINATION THAT APPROVAL OF SBC’S ACQUISITION OF AT&T IS NOT REQUIRED, OR, IN THE ALTERNATIVE, FOR APPROVAL

30.                                 Joint Applicants request that the Commission determine that Minnesota law does not require or authorize the Commission to approve or disapprove the proposed merger.  If the Commission determines otherwise, Joint Applicants, without waiving their right to challenge such a determination, request approval of the proposed merger.

31.                                 Minn. Stat. § 237.23 provides:

It shall be unlawful for any telephone company, corporation, person, partnership, or association subject to the provisions of this chapter to purchase or acquire the property, capital stock, bonds, securities, or other obligations, or the franchises, rights, privileges, and immunities of any telephone company doing business within the state without first obtaining the consent of the commission thereto; and telephone companies, corporations, persons, partnerships, or associations are hereby given the right with the consent of the commission to purchase and acquire the property, capital stock, bonds, securities, or other obligations together with all franchises, rights, privileges, and immunities owned or enjoyed by said companies.

Under Minn. Stat. § 237.01, subd. 7, a “telephone company” “means and applies to any person, firm, association or any corporation, private or municipal, owning or operating any telephone line or telephone exchange for hire, wholly or partly within this state, or furnishing any telephone service to the public.”  Minn. Stat. § 237.23 appears inapplicable to the proposed merger for at least two reasons:  (1) SBC is not subject to § 237.23, and (2) SBC is purchasing AT&T, the holding company parent of AT&T Midwest and TCG Minnesota, and AT&T does not fit the definition of “telephone company” because it does not “furnish[] any telephone service to the public.”

32.                                 Minn. Stat. § 237.74, subd. 12, states that “[n]o telecommunications carrier shall construct or operate any line, plant, or system, or any extension of it, or acquire ownership or control of it, either directly or indirectly, without first obtaining from the commission a determination that the present or future public convenience and necessity require or will require the construction, operation, or acquisition, and a new certificate of territorial authority.”  That statute could be relevant if SBC is considered a “telecommunication carrier,” but it should not be.  “Telecommunications carrier” is defined as “a person, firm, association, or corporation authorized to furnish one or more of the following telephone services to the public, but not otherwise authorized to furnish local exchange service:  (1) interexchange telephone service; (2) local telephone service pursuant to a certificate granted under the authority of section 237.16, subdivision 4, before August 1, 1995; or (3) local service pursuant to a certificate granted under section 237.16, for the first time after August 1, 1995, except if granted to a successor to a telephone company otherwise authorized to furnish local exchange service.”  Id. § 237.01, subd. 6.  The SBC holding company that is acquiring AT&T does not provide telecommunications services to the public, and therefore does not meet the definition of “telecommunications carrier.”

33.                                 If the Commission nevertheless finds that Minn. Stat. § 237.23 and/or Minn. Stat. § 237.74 applies to the proposed merger, the standard for approval is whether the present or future public convenience and necessity require or will require the acquisition.  See § 237.74 subd. 12; Joint Petition of WorldCom, Inc. and MCI Communications Corp. for Approval of the Acquisition of All the Outstanding Shares of Stock of MCI by WorldCom, 1998 Minn. PUC LEXIS 51, at *1 (Minn. Pub. Serv. Comm’n Apr. 9, 1998) (where applicants sought approval of transfer of control under Minn. Stat. § 237.23, Commission applied standard of review provided by § 237.74 subd. 12, which requires a “determination that the present or future public convenience and necessity require[s] or will require the . . . acquisition”).

34.                                 In at least one other merger approval proceeding, the Commission considered the impact of the merger on the “telecommunication goals” the Commission is statutorily authorized to consider as it executes its regulatory duties, namely:

(1) supporting universal service;

(2) maintaining just and reasonable rates;

(3) encouraging economically efficient deployment of infrastructure for higher speed telecommunication services and greater capacity for voice, video, and data transmission;

(4) encouraging fair and reasonable competition for local exchange telephone service in a competitively neutral regulatory manner;

(5) maintaining or improving quality of service;

(6) promoting customer choice;

(7) ensuring consumer protections are maintained in the transition to a competitive market for local telecommunications service; and

(8) encouraging voluntary resolution of issues between and among competing providers and discouraging litigation.

Minn. Stat. § 237.011, cited by In the Matter of the Joint Petition of Citizens Utilities Company and GTE Corporation for Approval of Citizens’ Acquisition of GTE Telephone Properties, 2000 Minn. PUC LEXIS 54 (Minn. Pub. Serv. Comm’n Jul. 24, 2000).

35.                                 As further explained below, the present or future public convenience and necessity require or will require the acquisition of AT&T by SBC.  In addition, the proposed merger furthers the telecommunications goals the Commission is to consider when it executes its duties.

IV.                                THE PRESENT AND FUTURE PUBLIC CONVENIENCE AND NECESSITY REQUIRE AND WILL REQUIRE THE ACQUISITION OF AT&T BY SBC

A.                                    General Benefits of the Proposed Merger

36.                                 The merger of SBC and AT&T will benefit the public interest.  The combination of SBC and AT&T responds to major technological, marketplace, and regulatory changes promoting facilities-based competition in all communications services markets by bringing together two companies with complementary strengths, product sets, and customer bases.  Together, SBC and AT&T will be positioned for success in a rapidly changing industry, and to accelerate the deployment of advanced, next generation IP networks and services, to a greater extent than either company on a stand-alone basis.  The combined business organization will be stronger, more effective, more responsive, and more innovative, and thus better able to meet the needs and demands of its customers – enterprise, small and medium-sized business, government and mass market.

37.                                 The public will benefit from the merger’s creation of a vigorous U.S. carrier with global reach.  AT&T’s network, which spans more than 50 countries, and AT&T Labs’ technological prowess will be combined with SBC’s financial strength and local exchange, broadband, and wireless capabilities.  The transaction thus will maintain American leadership in communications and allow the combined organization to continue to compete successfully for global business.  The telecom sector has been a driving force in the American economy, with a significant impact on investment, employment and productivity.  By perpetuating American leadership in telecommunications, the merger will benefit all Americans.

38.                                 The merger will strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including the White House, the Department of Homeland Security, the Department of State, the Department of Defense, and the State of Minnesota.  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more enhanced capabilities to meet future needs.

39.                                 The merger will increase innovation and investment, which will make existing services more efficient and prompt the development of new services that would otherwise not exist.  The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that once were available only to the largest business and government customers.

40.                                 Other synergies will also result from this transaction, including (a) more rapid and broader deployment of IP-based services; (b) a broader, more efficient deployment of new, innovative services on Multiprotocol Label Switching networks; (c) the enhancement of the combined organization’s ability to serve business customers that demand facilities-based, end-to-end services; (d) the closing of product line gaps; (e) the integration of wireless functionalities into large business customer product offerings; and (f) the creation of substantial additional cost savings, including savings in both the fixed and variable costs.

B.                                    Post-Merger Competition

41.                                 The merger will not adversely affect competition in the provision of services to business customers or mass market customers in Minnesota.

42.                                 There are other providers capable of providing telecommunications services to customers in Minnesota, including Qwest, Sprint, McLeod, and Time Warner.  According to the FCC’s December, 2004, Local Competition Report, as of June 30, 2004, 18 reporting CLECs served 604,152 (or 20% of the) access lines in Minnesota – up from 230,789 in June 2000 and 443,739 in June 2002.  That same report shows that, as of June 30, 2004, there were 12 wireless carriers operating in Minnesota with 10,000 or more subscribers each, serving a total of 2,823,079 subscribers.  According to the FCC’s December, 2004, Report on High Speed Internet Access, as of June 30, 2004, there were 45 providers of high speed lines in Minnesota serving 567,365 lines – up from 65,272 lines in June, 2000, and 273,907 lines in June, 2002.  The combined organization of SBC and AT&T will be one among many engaged in competition in Minnesota, which should be vigorous not only because of the number of competitors, but also because of the diversity of those competitors, the high fixed cost and relatively low marginal cost of operating telecommunications networks and facilities, the characteristics of customers and the bid processes they employ, and the rapid pace of technological change.  Indeed, the combination of the financial resources, managerial skills, and experience of SBC and AT&T will accelerate competition in local markets by creating a business combination with the capital, marketing abilities, managerial expertise, and technologically advanced networks necessary to more vigorously compete against the incumbent local exchange carriers and other competing services providers, including incumbent cable companies, in Minnesota.

43.                                 The merger will not adversely affect competition not only because the SBC and AT&T operating subsidiaries in Minnesota compete with incumbent carriers and other service providers, but also because, as separate entities, SBC and AT&T typically sell business services to different sets of customers.  SBC’s strength is in the sale of services to small and medium-sized businesses with a high percentage of their facilities in SBC’s 13 in-region states, while AT&T’s strength is in the sale of services nationwide and globally to large, multi-location businesses.

44.                                 The merger will not diminish competition for mass market customers.  AT&T made a widely publicized pre-merger decision to discontinue actively marketing local and long distance service to residential and small business customers.  Not only will AT&T no longer be an active competitor for mass market customers, but increasingly the competition for such customers is coming from cable operators, VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs.  For all these reasons, the merger will have no adverse effect on mass market competition.  Indeed, SBC and AT&T anticipate that the combined company will be better able to compete using VoIP than either company standing alone.  Before its decision to cease actively marketing mass market land-line voice service, AT&T had developed a VoIP service, known as AT&T CallVantage Service.  By joining together AT&T’s VoIP platform and SBC’s traditional consumer focus and financial resources behind VoIP, the merger will permit the combined organization to deploy VoIP to both business and mass market customers more aggressively and effectively, both in and out of the SBC 13-state region.

45.                                 The merger also raises no competitive issues for Internet, wireless, or international services.  With respect to Internet services, where the companies compete against each other (the Internet backbone and retail narrowband sector), the level of concentration is low today, and the increase in concentration that would result from this transaction will not be material.  AT&T does not compete in the provision of retail broadband mass market services.  Likewise, AT&T has no present or planned facilities-based mobile wireless service operations and resells wireless services to only a few thousand residential consumers under a legacy arrangement with AT&T Wireless that was terminated last year.  Finally, SBC has only very limited, resale-based retail international operations.  Therefore, the combination of SBC and AT&T will not significantly increase concentration in the retail provision of service on U.S. international routes, which are, in any event, today served by numerous large facilities-based and resale providers.

C.                                    Quality of Service and Rates

46.                                 The proposed merger will not adversely affect the availability or quality of the service currently offered by AT&T Midwest, TCG Minnesota, SBC Long Distance, SBC Telecom or SNET LD.  AT&T Midwest and TCG Minnesota will continue to exist in their current form upon consummation of the merger.  Customers of AT&T Midwest and TCG Minnesota will continue to receive services from those certificated entities, and the merger will not affect the rates, terms, and conditions under which those services are currently provided.  The same is true for the services provided by SBC Long Distance, SBC Telecom and SNET LD.  In general, the merger will be transparent to Minnesota customers of those certificated entities because they will receive current services without any interruption or alteration of the existing tariffs or customer arrangements.(8)

(8)                                  SBC and AT&T are mindful of the Minnesota Department of Commerce’s guidance concerning applications for approval of transactions that will result in a change of corporate control, including the Department’s advice that such applications describe the notice that will be provided to affected customers and to interested parties such as the Department of Public Safety and the North American Numbering Plan Administrator.  See http://www.state.mn.us/mn/externalDocs/Commerce/Telco%20Filing_Instructions_010604033404_FilingInstructions1-03.pdf.  SBC and/or AT&T will of course provide such notice as the Commission may find necessary.  SBC and AT&T have no current plans to provide such notice, however, because the proposed transaction will, for the reasons set forth in the text, be transparent not only to customers, but also to entities that the Department has identified as interested parties.

47.                                 The combined organization of SBC and AT&T will be able to offer new technologies to the consumer and corporate markets more rapidly, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.  The combined organization will be able to draw upon the expertise, capabilities, and talents of its combined personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered.  In particular, many of the technological innovations of AT&T Labs, which heretofore have been implemented for the benefit of AT&T’s predominately high-end, large enterprise customers, are expected to have broader application to the small and medium business and mass market customers that will be served by the combined organization.  These include (a) IP-based video services, (b) speech and text technologies for visually, hearing, and speech-impaired customers, (c) fraud reduction and security services, (d) e-commerce capabilities, and (e) service provisioning and repair systems.  And the increased financial expenditures of the combined organization in the form of capital expenditures will accelerate the pace at which these new and improved services are deployed.

D.                                    The Financial Strength of the Resulting Organization

48.                                 The merger will create an organization that will enjoy enhanced financial health and vigor, which will affirmatively benefit the public.  Recent years have proven difficult for the telecommunications industry, and reduced revenues and diminished market capitalizations are expected in the future.  For example, AT&T’s revenues declined from $49.3 billion in 1999 to $30.5 billion in 2004, and AT&T is projecting a further decline in revenues of 15% to 18% in

2005.  AT&T’s capital expenditures declined from $13.5 billion in 1999 to $1.8 billion in 2004.  The merger of AT&T with a financially strong company will improve AT&T’s access to capital at favorable rates, which in turn will positively impact AT&T’s ability to raise necessary capital and to maintain a reasonable capital structure.  For example, the announcement of the merger has already had a potential positive impact on AT&T’s credit rating, with Standard & Poor’s indicating that it may raise its rating on AT&T from junk status to investment grade.  The synergies created by this merger will strengthen the combined organization through reduced costs, increased productivity, and augmented revenues, as the combined organization begins to offer new services to new markets.  The estimated net present value of these operating and capital expense synergies is $15 billion.

E.                                      Employment Outlook

49.                                 The merger of SBC and AT&T will create a stronger job outlook for the combined organization.  As a result of the recent financial downturn in the telecommunications industry, hundreds of thousands of jobs have been lost.  Neither SBC nor AT&T has been immune.  Since 1999, AT&T has reduced its workforce from over 100,000 employees to approximately 47,000.  SBC likewise has reduced its workforce.  While nearly every corporate merger involves a short-term reduction of jobs because of the desire to improve productivity by eliminating redundant and inefficient systems, this merger, on a nationwide basis, will likely produce more jobs in the long term than if the companies continued operations independently.

50.                                 By creating a new business combination that is stronger than the sum of its parts, the merger of SBC and AT&T will allow development of new technologies, and improvement of existing services.  A strong combined SBC and AT&T will be able to deliver the advanced networks and services required by American businesses to succeed

51.                                 Both unions representing SBC and AT&T workers – the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”) – have expressed support for the merger.  Morton Bahr, President of the CWA, stated on January 31, 2005:  “With the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.”  Exhibit D.  The IBEW similarly cheered the merger:  “The IBEW is encouraged by the purchase of AT&T by SBC.  We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike.  The joining of forces by two major players in the industry could be a major step toward this goal.”  Statement of IBEW President Edwin D. Hill, January 31, 2005, attached hereto as Exhibit E.

F.                                      Policy Goals the Commission Considers in Executing its Regulatory Duties.

52.                                 The proposed merger is consistent with the policy goals the Commission is to consider in executing its regulatory duties.  As described in Minn. Stat. § 237.011, the Commission is to consider:  (1) supporting universal service; (2) maintaining just and reasonable rates; (3) encouraging economically efficient deployment of infrastructure for higher speed telecommunication services and greater capacity for voice, video, and data transmission; (4) encouraging fair and reasonable competition for local exchange telephone service in a competitively neutral regulatory manner; (5) maintaining or improving quality of service; (6) promoting customer choice; (7) ensuring consumer protections are maintained in the transition to a competitive market for local telecommunications service; and (8) encouraging voluntary resolution of issues between and among competing providers and discouraging litigation.  For the reasons explained above, these goals (with the exception of (8), which does not apply here) will be furthered by consummation of the merger.

G.                                    Corporate Citizenship

53.                                 As a result of the merger, and the synergies that will enhance the competitive abilities of both companies, AT&T and SBC (and their subsidiaries currently operating in Minnesota) will continue their traditions of community involvement and good corporate citizenship.

H.                                    The Authority of This Commission to Regulate Rates and Service

54.                                 The approval of this merger will not impair, compromise, or in any material way alter the Commission’s authority to regulate the AT&T and SBC subsidiaries currently operating in Minnesota pursuant to this Commission’s certifications.  Upon completion of the merger, the Commission will retain full authority over the rates, services, and responsibilities of those certificated entities in accordance with applicable law to the same extent that it does today.

I.                                         Related Governmental Filings

55.                                 In addition to this filing, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger.  For example, the Federal Communications Commission (“FCC”) will undertake a detailed review of the merger.  In addition, the Department of Justice will conduct its own review of the competitive aspects of this transaction.  Numerous state commissions will also review the merger pursuant to state statutes that require such review, including the state commissions of Alaska, California, Colorado, Mississippi, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Tennessee, Utah, Vermont, West Virginia, and Wyoming.  SBC and AT&T also will make certain notifications to or filings with regulatory authorities in numerous countries in which SBC or AT&T holds direct or indirect investments in telecommunications companies.

V.                                    CONCLUSION

56.                                 This Petition is verified by officers of each of the Joint Applicants.

57.                                 Wherefore, for the foregoing reasons, SBC and AT&T respectfully request that the Commission find that approval of the proposed merger is not required under Minnesota law.  Alternatively, if the Commission determines that approval of the merger is required, and without waiving their right to challenge such a determination, Joint Applicants request that the Commission approve this Joint Application and grant any other relief deemed necessary and appropriate to effectuate the Agreement and Plan of Merger.

February 28, 2005	Respectfully submitted,

SBC Communications Inc.	AT&T Corp.

By	By
One of its attorneys	One of its attorneys

James D. Ellis	Mary B. Tribby
Paul K. Mancini	Holland & Hart, LLP
Wayne Watts	555 17th Street
Joseph E. Cosgrove, Jr.	Suite 3200
Danny A. Hoek	Denver, CO 80202
Adam E. McKinney	(303) 295-8461
SBC Communications Inc.
175 East Houston	Robert M. Pomeroy, Jr.
San Antonio, TX 78205-2233	Thorvald A. Nelson
(210) 351-5059	Jennifer D. Hill
Holland & Hart, LLP
William E. Flynn	8390 East Crescent Parkway
Meghan M. Elliott	Suite 400
Lindquist & Vennum PLLP	Greenwood Village, CO 80111
4200 IDS Center	(303) 290-1600
Minneapolis, MN 555402
(612) 371-3926

Theodore A. Livingston
Dennis G. Friedman
Kara K. Gibney
Mayer, Brown, Rowe & Maw, LLP
190 South LaSalle Street
Chicago, IL 60603
(312) 782-0600

BEFORE THE PUBLIC UTILITIES COMMISSION OF THE STATE OF MINNESOTA

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Case No.
)
AT&T CORP., on behalf of AT&T	)
Communications of the Midwest, Inc., and TCG	)
Minnesota, Inc., for Approval, to the Extent	)
Necessary, of Agreement and Plan of Merger	)
)

SUMMARY OF FILING

SBC Communications Inc. and AT&T Corp. (“Joint Applicants”) request Commission approval, to the extent necessary under Minn. Stat. § 237.23 and/or Minn. Stat. § 237.74, of the Agreement and Plan of Merger jointly entered into by SBC and AT&T on January 30, 2005.  Joint Applicant’s filing demonstrates that approval of the proposed merger is not required under Minnesota law.  If the Commission nevertheless concludes that approval is required, Joint Applicant’s filing demonstrates that approval should be granted because the present and future public convenience and necessity require and will require the acquisition.